

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 19, 2008

Barrett Evans
Interim Chief Executive Officer
Abviva, Inc.
110 Pine Ave., Suite 1060
Long Beach, CA 90802

Re: Abviva, Inc.
Item 4.01 Form 8-K
Filed November 18, 2008
File No. 001-16291

Dear Mr. Evans:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. We note your disclosure that the Public Company Accounting Oversight Board revoked Jaspers + Hall, P.C.'s registration on October 21, 2008. In the first paragraph of your Item 4.01, you disclose that "For the annual reports on Form 10-K fiscal years ended 2006 and 2007 and quarterly reports on Form 10-Q from 2006 up through November 10, 2008," Jaspers + Hall, P.C. had issued opinions on your financial statements. Please revise to clarify and tell us whether Jaspers + Hall, P.C. reviewed or audited your financial statements after October 21, 2008. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. In addition, Item 304(a)(1)(ii) of Regulation S-K requires a specific statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please amend your Form 8-K to include this required disclosure.

3. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended Form 8-K filing.

<u>Closing Comments</u>

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Barrett Evans
Abviva, Inc.
November 19, 2008
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Abviva, Inc.
Fax: (310) 861-1033